

Mail Stop 3030

February 27, 2009

<u>VIA U.S. MAIL</u>

Mr. Charles M. Stoehr
Audiovox Corporation
Senior Vice President and Chief Financial Officer
180 Marcus Blvd.
Hauppauge, NY 11788

      RE: Audiovox Corporation
              Form 10-K for the fiscal year ended February 29, 2008
              Filed May 14, 2008
              File No. 001-09532

Dear Mr. Stoehr:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Brian Cascio
                          Accounting Branch Chief